Exhibit P

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ETABLISSEMENTS MAUREL & PROM

A French société anonyme with a share capital of €93,604,436.31

Registered office: 51, rue d’Anjou – 75008 Paris

457 202 331 R.C.S. Paris

(the “Company”)

REPORT FROM THE BOARD OF DIRECTORS

FOR THE ORDINARY AND EXTRAORDINARY GENERAL MEETING

OF THE SHAREHOLDERS HELD ON 17 DECEMBER 2015

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This document is a free English translation of the draft agreement on the merger of MPI into the Company. This translation has been prepared solely for the information and convenience of the shareholders of MPI and the Company and other readers. No assurances are given as to the accuracy or completeness of this translation and MPI and the Company assumes no responsibility with respect to this translation or any misstatement or omission that may be contained therein. In the event of any ambiguity or discrepancy between this translation and the original French version of the draft merger agreement, the French version shall prevail.

Important information

This document does not constitute and shall not be construed as an offer or the solicitation of an offer to purchase, sell or exchange any securities of the Company or MPI. In particular, it does not constitute an offer or the solicitation of an offer to purchase, sell or exchange of securities in any jurisdiction (including the US, the United Kingdom, Australia, Canada and Japan) in which it would be unlawful or subject to registration or qualification under the laws of such jurisdiction.

This business combination is made for the securities of a foreign company, and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in any of the documents made available to the public in the context of the business combination have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the US federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

In connection with the proposed transaction, the required information documents will be filed with the Autorité des Marchés Financiers (“AMF”). Investors and shareholders are strongly advised to read, when available, the information documents that have been filed with the AMF because they will contain important information.

Shareholders and investors may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from the Company’s website (www.maureletprom.fr) or MPI’s website (www.mpienergy.fr).

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Dear All,

The purpose of this report, which was drawn up pursuant to articles L. 236-9 (4) and R. 236-5 of the French Commercial Code (the “Report”), is to describe the conditions, especially the legal and financial conditions, of the proposal for a merger of MPI, a French société anonyme with a share capital of €11,533,653.40, having its registered office at 51 rue d’Anjou – 75008 Paris, registered with the commercial and companies registry of Paris under number 517 518 247 (“MPI”) into the Company (the “Merger”) to be presented at the ordinary and extraordinary general meeting of the shareholders of the Company on 17 December 2015.

The Report should be read alongside the document pertaining to the Merger that will be registered by the French markets authority, the Autorité des marchés financiers, (the “Document E”) and is to be made available to the shareholders on the Company’s website (www.maureletprom.fr) and on that of the Autorité des marchés financiers (www.amf-france.org).

This Report, which was drawn up by the board of directors of the Company on 15 October 2015, is divided into two sections: the first section is a presentation of the proposed Merger and the second concerns the resolutions to be submitted to the shareholders of the Company at the ordinary and extraordinary general meeting.

I.	Presentation of the proposed Merger

The Company and MPI have commenced talks on the possibility of a merger between them that would result in the creation of front-running junior gas and oil company. The Merger between the Company and MPI is part and parcel of the consolidation trend affecting independent oil and gas exploration and production companies across the board. It would give the combined entity greater financial capacity through:

•	a combination of significant cash flows from production in Gabon and Tanzania and dividends from Seplat in Nigeria;

•	a better access to financial markets; and

•	substantial cost synergies and tax savings which, for example, would have represented €14.5 million for the 2014 financial year on a pro forma basis, of which €12 million in tax savings and €2.5 million in operating expenses corresponding to listing, structural and management costs of MPI.

The Merger would also enable the new entity to benefit from an attractive combination of developed onshore assets, offering a favourable oil (variable price) / gas (fixed price) product mix and greater geographic diversification combining (i) operated assets generating substantial oil production with long-term visibility (including through the Ezanga permit in Gabon held at 80%), (ii) operated assets that began producing gas on 20 August 2015 offering exposure to East African countries (Tanzania), (iii) a significant stake (21.76%) in Seplat, one of the leading indigenous operators in Nigeria with strong potential for growth, (iv) significant upside development and appraisal potential in Canada and (v) exploration regions in Colombia, Myanmar and Namibia.

The group created by the Merger would offer investors an attractive investment vehicle in terms of liquidity and market capitalisation with an optimised balance sheet and sustainable funding, ranking it among the top-tier independent European oil exploration and production companies.

Merging the two businesses would give the new entity more weight in terms of potential combinations with selected other companies as part of the consolidation trend affecting independent oil and gas exploration and production companies. Work is already underway to identify the best candidates with which the entity could build a bigger and more diversified group.

After announcing the Merger plans on 27 August 2015, the two companies undertook an analysis of the economic, financial, legal and operational conditions under which the Merger might take place and, following the recommendations of the ad hoc committees they respectively appointed to consider the plans, the boards of directors of the Company and of MPI met on 15 October 2015

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and decided to approve the Merger and the draft agreement setting out the terms and conditions for the transaction (the “Merger Agreement”). The Company and MPI signed the Merger Agreement and published it under the conditions defined in the applicable regulatory provisions. The Merger Agreement is appended hereto in Appendix 1.

1.	Merger Auditors

Mr Olivier Péronnet and Mr Jacques Potdevin were appointed as Merger Auditors in an order issued by the presiding judge of the Paris Commercial Court on 1 September 2015. Their assignment is to examine the terms of the Merger and specifically (i) to verify that the relative values attributed to Company and MPI shares are appropriate and the exchange ratio is equitable, (ii) to assess the value of the contributions in kind to be made as part of the merger between the Company and MPI and (iii) to draw up – and bear liability for – a report on the value of the transferred assets as provided for in article L. 236-10-III of the French Commercial Code and a report on the terms of the Merger as provided for in article L. 236-10-I of the French Commercial Code.

The reports drawn up by the Merger Auditors can be consulted on the Company’s website and are also to be appended to the Document E.

In their reports, after describing their work, the Merger Auditors set out their conclusions concerning the value of the assets and determination of the exchange ratio.

1.1.	The value of the transferred assets

« On the basis of our work and as at the date of this report, we are of the view that the value of the contributions of €353,749,589 is not overestimated and, therefore, the net assets contributed are at least equal to the amount of the share issue of the company receiving the contributions increased by the merger premium ».

1.2.	The determination of the exchange ratio

« On the basis of our work and as at the date of this report, we are of the view that the exchange ratio of 1 M&P share for 1.75 MPI share agreed by the parties is fair ».

2.	Autorité des marchés financiers

Pursuant to the general regulations of the Autorité des marchés financiers (the “AMF”), particularly article 212-34 thereof, the Document E, which will be drawn up in accordance with the guidelines provided in appendix II to AMF Instruction no. 2005-11, is to be registered by the AMF.

In addition to the reports of the Merger Auditors, the Document E will contain pro forma financial information, in accordance with Regulation no. 809/2004 of the European Commission.

The Company’s statutory auditors will provide a limited audit of the pro forma financial information. The Document E will also include a letter from the Company’s statutory auditors stating that their audit is complete.

3.	General meetings

The Merger would need to be approved by the shareholders of the Company and of MPI at an extraordinary general meeting.

4.	Completion

The Merger would only be complete upon the satisfaction of the conditions precedent defined in article 3.1 of the Merger Agreement, namely (i) confirmation from the AMF that the Merger will not result in an obligation for Pacifico S.A., a reference shareholder of the Company and MPI, to file a

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squeeze-out offer for Company and MPI shares pursuant to article 236-6 of the AMF general regulations, (ii) the approval, at the MPI ordinary general meeting of shareholders, of the exceptional distribution to be proposed at the general meeting called to approve the Merger, (iii) the approval of the Merger at the MPI extraordinary general meeting of shareholders and (iv) the approval of the Merger at the Company’s extraordinary general meeting of shareholders (the “Conditions Precedent”). For the avoidance of doubt, it is understood that the exceptional distribution to be proposed to the shareholders of MPI and mentioned in (ii) above will be paid subject to the approval by MPI’s shareholders of the resolution pertaining to said exceptional distribution and regardless of the outcome of the resolution pertaining to the Merger itself.

The Merger, the issue of new shares in the Company in consideration for the assets transferred by MPI and the resulting dissolution of MPI would be fully complete (i) on 23 December 2015 at 11:59 pm if the last Condition Precedent is satisfied before 23 December 2015 at 11:59 pm or, if the last Condition Precedent is not satisfied before 23 December 2015 at 11:59 pm, (ii) at 11.59 pm on the date the last Condition Precedent is satisfied (the “Completion Date”). In any event, it is not possible for the Completion Date to fall after 29 February 2016 (inclusive).

Pursuant to the provisions of article L. 236-4 of the French Commercial Code, the Merger would take retroactive effect for tax and accounting purposes on the first day of the MPI financial year in progress on the Completion Date.

5.	Legal and financial conditions of the Merger

Details of the other legal and financial conditions for the proposed Merger are provided in the Merger Agreement appended hereto in Appendix 1 and in the Document E, which will be available to the shareholders on the websites of the Company and the AMF.

The consideration for the transfers and the method of calculation of the exchange ratio were jointly determined by the boards of directors of the Company and of MPI.

5.1	Criteria used to compare the companies

The proposed exchange ratio of 1 Company share for 1.75 MPI share (corresponding to an exchange ratio of 4 Company shares for 7 MPI shares), following an exceptional distribution of €0.45 per MPI share with dividend rights, was determined using a multi-criteria approach relying on the usual and appropriate valuation methods for the proposed transaction, taking into account the specific characteristics of the oil and gas exploration and production industry.

The following were applied:

•	an analysis of the Company and MPI historical share prices; and

•	a comparison of the valuations obtained for the Company and for MPI using the revalued net asset value (RNAV) method, based mainly on the value of the principal assets of the two companies using the discounted cash flow (DCF) method.

In light of the above, the exchange ratio was determined as the ratio between the values of the equity of the Company and MPI after taking into account the exceptional distribution that would be proposed to the shareholders of MPI at the general meeting called to approve the Merger.

5.2	Criteria not used to compare the companies

The following methods were not applied:

•	Financial analysts’ forecasts of share prices

This method was not selected given the lack of regular coverage of MPI by financial analysts and the limited coverage of the Company.

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•	Comparable peers

This method was not selected given (i) the lack of listed exploration and production companies that are truly comparable to the Company or MPI, particularly in terms of geographical exposure, the gas / oil mix of reserves and the exploration / production mix and (ii) MPI’s unique position as an oil and gas exploration and production company and a holding company.

•	Comparable transactions

This method was not selected given the lack of comparable past transactions (in terms of oil prices, geographical exposure and business mix) of which the terms are publicly available.

•	Net asset value (NAV)

The net asset value method consists in calculating the value of a company by subtracting its debts from its assets as recorded in the balance sheet. This method, which is based on the historical value of assets and liabilities, was not selected in so far as it does not account for the current value of a company’s assets and liabilities or development prospects.

•	Dividend discount model

The dividend discount model is relevant where a value is traditionally considered as capitalised income value. In the present case, the method was rejected since the Company has not distributed dividends since 2013.

5.3	Basis for the calculation of the exchange ratio

•	Historical share price

The ratio between the share prices of the Company and MPI, after taking into account the amount of the exceptional distribution that would be proposed to the shareholders of MPI at the general meeting called to approve the Merger, was calculated on the basis of their respective closing prices on the date of the announcement of the Merger and their prices one month, three months, six months and 12 months before this date.

•	Revalued Net Asset Value (RNAV)

The analysis of the revalued net asset value of the Company and MPI is chiefly based on the discounted cash flow (DCF) valuation of the principal assets of the two companies taking into account (i) the reserves reports issued at end 2014 by DeGolyer and MacNaughton for the assets in Gabon owned by the Company and Seplat (of which MPI owns 21.76%) and by RPS Energy for the assets in Tanzania owned by the Company, and (ii) the most recent estimates of the companies.

Consistent economic hypotheses were selected for the two companies for the DCF valuation:

•	valuation as at 30 June 2015;

•	discount rates taking into account country-specific risks (10% for Gabon and Tanzania and 12% for Nigeria);

•	inflation: 2%; and

•	oil price per barrel (Brent) based on the Forward graph at three years and a long-term hypothesis of 80 US dollars per barrel, based on the consensus of analysts in September 2015. The Brent price hypotheses selected are the following:

•	in 2016: 53 US dollars per barrel;

•	in 2017: 58 US dollars per barrel;

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•	in 2018: 70 US dollars per barrel;

•	in 2019: 80 US dollars per barrel;

then, a 2% inflation is applied.

Sensitivity analyses of the main parameters of the valuation were carried out, especially of the discount rates and the expected price of oil per barrel. Variations were analysed of plus or minus 1% from the discount rates assumed in the main hypothesis, and plus or minus 5 US dollars per barrel around the assumed long-term Brent price in the main hypothesis. Other sensitivity analyses were conducted, for example on the operational costs and the investments hypotheses. The result is that Brent price is the most sensitive hypothesis.

The calculation of the equity value of the companies as opposed to their enterprise value (especially with respect to net financial debt) was based on the consolidated financial statements as at 30 June 2015 of the Company and MPI.

No holding company discount was accounted for in the assessment of MPI’s value per share based on its revalued net asset value. However, an average holding company discount of 30% has been apparent since the IPO of Seplat on 9 April 2014 (calculated based on the MPI share price in comparison to a transparent valuation of MPI taking into account the Seplat share price on the same date).

In addition, adjustments were made for MPI for the amount of the exceptional distribution that would be proposed to the shareholders of MPI at the general meeting called to approve the Merger.

5.4	Audit

The firm Associés en Finance, represented by Mr Arnaud Jacquillat, was appointed on a voluntary basis by MPI board of directors upon recommendation of its ad hoc committee on 27 August 2015, in accordance with articles 262-1 et seq. of the AMF general regulations, AMF instruction no. 2006-08 and AMF recommendation no. 2006-15 on independent auditing of financial transactions.

Associés en Finance issued its report on 15 October 2015 on the fairness of the planned exchange ratio, for submission to the MPI board of directors. This report can be consulted on the website of MPI and is to be appended to the Document E.

5.5	Summary of the valuation

The following table and figure shows a summary of the ranges of exchange ratio obtained depending on the various methods described above, after accounting for the exceptional distribution amount to be offered to MPI shareholders at the general meeting of shareholders on 17 December 2015.

The implied ratio that emerges from a comparison of the share prices of the Company and MPI is between 2.3 MPI shares for 1 Company share (closing price before the transaction was announced on 27 August 2015) and 2.9 MPI shares for 1 Company share (weighted average price by volume over one year, as at 27 August 2015).

The central ratio that emerges from an analysis of the revalued net asset value is 1.5 MPI shares for 1 Company share. The level of the ratio between the two companies is sensitive primarily to oil price-per-barrel hypotheses, as indicated above. The range of between 1.3 and 1.7 MPI shares for 1 Company share indicated in the table below lines up with a sensitivity range of plus or minus 5 US dollars per barrel in the hypothetical long-term Brent price.

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	Exchange ratio	Minimum	Average	Maximum
Historical share price	Date of the announcement	2.3x	2.3x	2.3x
	Average one month	2.3x	2.5x	2.7x
	Average three months	2.3x	2.7x	3.0x
	Average six months	2.3x	2.6x	3.0x
	Average 12 months	2.3x	2.9x	3.8x
RNAV*	Sensitivity	1.3x	1.5x	1.7x

*	The values presented in this table do not take into account any holding company discount for MPI.

Note: average share prices weighted by volume.

5.6	The selected exchange ratio

The selected exchange ratio provides for the issue of 63,234,026 new Company shares in consideration for 110,659,545 MPI shares, i.e., a ratio of 1.75.

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II.	Presentation of the resolutions

We have called this ordinary and extraordinary general meeting to ask you to take decisions on the transactions described below concerning the Company, which are recommended by your board of directors.

Prior to our presentation of these transactions, please find below an overview of the business of the Company since the last annual general meeting held on 18 June 2015.

1.	Business of the Company

A description of the Company’s business activity since the beginning of the financial year is included in the 2015 half-yearly financial report (page 4) published by the Company and available from its website.

Since the publication of the half-yearly financial report and as at the date of drawing up this Report, the following significant events (save as pertaining to the Merger described in this Report) have occurred:

•	Commencement of the gas supply to the processing plant

On 20 August 2015, the Company (operator, 48.06%) opened the first two wells at the Mnazi Bay field supplying gas to the Madimba processing plant (operated by GASCO, a subsidiary of TPDC), the entry point to the gas pipeline connecting Mtwara to Dar es Salaam.

This production, which will initially be set aside for the commissioning operations of new TPDC/GASCO facilities, should rapidly attain 70 million cubic feet per day when two additional wells are connected in October 2015. Production is expected to reach 80 million cubic feet per day by the end of the year.

In the coming months, the Company will undertake an operational analysis of its reservoirs and production and, given in particular the promising results from the MB4 well drilled in the first half of 2015, will focus on optimising additional production capacity.

•	Force majeure in Gabon: disruption of the flow of oil via the 12-inch pipeline in Gabon and resumption of production

On 4 September 2015, the oil pipeline operator notified the Company of a situation of force majeure that had led to the disruption of the flow of crude oil via the 12-inch section of pipeline between Coucal and the junction with the Rabi Nord 18-inch line.

A break in the 12-inch pipeline, located 2.5 km from the Coucal facilities, was repaired and the flow of oil has gradually resumed. The pipeline operator has informed the Company that it took advantage of the repair work to reinforce other weak points in the network resulting in a higher level of security throughout.

Further to the notification of the end of the force majeure event by the pipeline operator on 29 September 2015, production at the Ezanga permit (operator: the Company, 80%) fields has resumed.

Following this incident, talks were undertaken between the various users of the network, the operator and the Gabonese authorities to review possible improvements to be made to the crude oil transportation network in the area.

The Company took advantage of the downtime to undertake work at Coucal that would enable it to quickly put in place additional exports.

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•	Completion of the stratigraphic campaign on Anticosti Island

On 8 October 2015, Hydrocarbures Anticosti announced the completion of the first phase of its exploration program on Anticosti Island and that its main objectives were achieved, i.e. delineate the extent of the hydrocarbon resource and identify locations for three horizontal exploration wells, expected to be drilled in summer of 2016 and which will be selected over the coming weeks. The results of the 12 core holes are generally consistent with expectations in terms of the Macasty Formation thickness, total organic content (TOC), porosity, permeability and maturity. These results favourably compare with those of North America’s best oil and gas reservoirs found in shales. Hydrocarbures Anticosti indicated having begun the work necessary to comply with regulatory requirements to obtain a certificate of environmental authorisation which should enable to proceed with the hydraulic fracturing of the three horizontal exploration wells in 2016.

•	Financing

In a move unrelated to the Merger, the Company obtained an adjustment of its contractual financing conditions from the banks that should enable it to meet its commitments at the close of the financial year.

2.	Presentation of the resolutions

The purpose of this Report is to present the important points from the draft resolutions to you in accordance with applicable regulations. It is not intended as an exhaustive account, and therefore it is essential that you read the proposed resolutions carefully before casting your vote.

2.1	Resolutions within the remit of the extraordinary general meeting of shareholders

2.1.1	Review and approval of the proposed merger with MPI (first resolution)

The Company board of directors proposes that you approve the following documents and information with a view to organising the Merger.

•	Proposed Merger Agreement

The Proposed Merger Agreement states that MPI will transfer all its assets and liabilities to the Company.

These assets and liabilities have been assessed at their actual value based on MPI’s financial statements as at 31 December 2014.

On the basis of this assessment:

•	the transferred assets total €449,926,032, i.e. assets of €366,869,014 restated in light of the dividends distributed to MPI shareholders since 1 January 2015 and the exceptional distribution submitted for approval to the MPI general shareholders’ meeting convened to approve the Merger; and of (ii) the transferred liabilities at €13,119,425, resulting in a net asset amount to be transferred from MPI to the Company of €353,749,589; and

•	the transferred liabilities amount to €13,119,425.

In light of the above, the net assets to be transferred from MPI to the Company total €353,749,589.

The exchange ratio for the Merger would be set at 1 Company share for 1.75 MPI share (corresponding to 4 Company shares for 7 MPI shares).

The Merger is to be completed on the Completion Date. It is understood however, as stated in section I.4 of the Report, that if the Conditions Precedent are not satisfied by 29 February 2016

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(inclusive), the Merger Agreement will lapse. In addition the Merger will take retroactive effect for tax and accounting purposes on the first day of the MPI financial year in which the Merger is completed, such that transactions by MPI during said interval will be deemed to have been carried out for the Company.

•	Consideration for the Transaction

As consideration for the net assets transferred to the Company by MPI and based on the aforementioned exchange ratio, the Company would issue new shares, increasing the nominal share capital by €48,690,200.02 by creating 63,234,026 new Company shares with a par value of €0.77 each, to be allocated to MPI shareholders.

It is understood that the above issue of new shares does not take into account own shares held by MPI, as these will not be exchanged for Company shares in accordance with article L. 236-3 of the French Commercial Code.

•	Fractional shares

If MPI shareholders do not own a sufficient number of shares to obtain a whole number of Company shares through the exchange ratio, the relevant MPI shareholders will be responsible for selling or purchasing fractional shares. However, MPI shareholders owning an insufficient number of MPI shares on the Final Completion Date to be entitled to a whole number of new Company shares, via implementation of the exchange ratio agreed for the Merger, the fractional Company shares that could not be individually allocated will be sold. The sale of these shares and the allocation of the proceeds from the sales must occur within thirty (30) days as from the latest date the whole number of Company shares allocated is recorded on the holder’s account.

•	Merger premium

The Merger would generate a merger premium in an amount of €305,059,388.98 reflecting the difference between (i) the net assets to be transferred, i.e., €353,749,589, and (ii) the amount raised by the issue of new Company shares, i.e., €48,690,200.02. The merger premium is intended as consideration for the net assets transferred by MPI.

The merger premium would be recorded in the “merger premium” account to which old and new Company shareholders hold rights and which may be used in order to (i) replenish all regulated reserves or provisions recorded in the Company balance sheet; (ii) deduct from the merger premium all expenses, taxes and fees incurred or payable as a result of the Merger; (iii) deduct from the merger premium all amounts required to ensure that the legal reserve account corresponds to one tenth of the new post-Merger share capital amount; and (iv) deduct from the merger premium all omitted or undisclosed liabilities pertaining to the transferred assets.

•	Assumption of MPI commitments – Free shares

The Company would assume MPI’s commitments regarding free shares and the free allocation of preferential shares by MPI prior to the signature of the Merger Agreement.

These commitments pertain to the 45,000 free shares that are still in the lock-up period. It is understood that consideration for these shares will be provided through new Company shares based on the exchange ratio agreed for the Merger and that the new Company shares will be subject to the provisions of the plan in accordance with article L. 225-197-1, III of the French Commercial Code.

The commitments also pertain to preferential shares that can be converted into a maximum of 75,000 ordinary shares four years after their date of attribution, depending on the performance conditions. These would be exchanged based on the ratio agreed for the Merger. It is understood that articles L. 225-197-1, III and L. 228-12 of the French Commercial Code apply to the commitments assumed by the Company vis-à-vis beneficiaries of these rights. The Company will offer securities with equivalent features to beneficiaries, on the terms set out by law.

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•	Powers of the board of directors

The board of directors would have all the powers granted by the shareholders at a general meeting, including to delegate authority, to record (i) the completion of the Conditions Precedent, (ii) the completion of the Merger and the issue of Company shares as consideration for the net assets transferred to the Company by MPI and (iii) the dissolution without liquidation of MPI as at the Final Completion Date. The board of directors would also have the power to take any necessary decisions to meet the assumed MPI commitments, to change the share capital amount stated in the articles of association and all formalities made necessary by passage of this resolution.

2.1.2	Authorisation for the board of directors to distribute Company shares to employees and/or corporate officers of the Company and its subsidiaries free of charge, with shareholder waiver of their preferential subscription rights (second resolution)

•	Subject

The law no. 2015-990 in favour of growth, business and equal economic opportunity or “Macron Law” of 6 August 2015 modified the rules for allocating free shares and especially the related tax rules for companies and beneficiaries. These new provisions apply to free shares for which allocation is authorised in a decision taken at an extraordinary general meeting of shareholders after publication of the Macron Law.

In light of these changes, the shareholders are asked to (i) terminate the previous authorisation granted at the general meeting held on 18 June 2015 in the 23rd resolution, which has not yet been implemented and cannot benefit from the new Macron Law, and (ii) authorise the board of directors to make allocations of free shares as set out in article L. 225-197-1 of the French Commercial Code to some or all employees and/or corporate officers who are eligible at the Company or within groups of companies that meet the terms set out in the law and/or groups or companies related to the Company within the meaning of article L. 225-197-2 of the French Commercial Code.

With this authorisation, the board of directors will be able to establish plans for the allocation of free shares to remunerate and motivate your Company’s managers and employees and retain their loyalty.

•	Implementation

The allocation of shares would only be final after a minimum interval of one (1) year. The shares would then include a lock-up obligation of a minimum of one (1) year. This minimum lock-up period could be reduced or eliminated by the board of directors for shares for which the vesting period had been set at least two (2) years.

It is understood that the share allocation will be final and no lock-up period is required in the event of (i) the death of the beneficiary or (ii) a disability corresponding in France to the 2nd or 3rd category in the classification set out in article L. 341-4 of the French Social Security Code.

For shares to be issued, an issue of new shares by incorporation of reserves, profits, premiums or other amounts eligible for capitalisation would be carried out at the end of the vesting period so as to deliver the allocated shares to their beneficiaries. The share issue would include a waiver from the shareholders, in favour of allocation beneficiaries, of their claim on (i) the set-off amounts and (ii) their preferential subscription rights to the shares issued pursuant to this resolution.

The board of directors would have all necessary powers, including the delegating authority set out in the applicable statutory and regulatory provisions, to implement this resolution and not least to determine the beneficiaries and number of shares to allocate, to set the date and method of

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allocation (length of vesting and lock-up periods) and to determine the conditions, as it deems fit, for the final allocation of free shares such as attendance and/or performance metrics. It is understood that, in accordance with the Governance Code for listing companies (Code de gouvernement d’entreprise des sociétés cotées) developed by the AFEP and MEDEF, free shares will be allocated to corporate executive officers on a performance basis.

Moreover, in accordance with the law, at the annual general meeting, the board of directors would inform the shareholders each year of all transactions conducted under this authorisation.

•	Upper limit

The total number of shares allocated free of charge may not represent more than 1% of Company share capital as at the date their allocation is decided by the board of directors. It is understood that shares to be issued as an adjustment to preserve the rights of free share beneficiaries, pursuant to contractual provisions, are to be added to the above upper limit.

In addition, no more than 30% of each set of allocated shares may go to corporate executive officers in each allocation.

•	Length

The board of directors proposes that this authorisation be granted for thirty-eight (38) months as from this general meeting and that it terminate the twenty-third resolution approved by the mixed (ordinary and extraordinary) general meeting held on 19 June 2015.

2.2	Resolution for the ordinary general meeting of shareholders

Ratification of the appointment of Mr Eloi Duverger as director (third resolution)

At its meeting on 30 July 2015, the board of directors decided to appoint Mr Eloi Duverger as a director of the Company, replacing resigning director Mr Alexandre Vilgrain.

With a degree from the European Business School and a Masters in asset management from the University at Clermont-Ferrand, Mr Duverger began his career in 1985 at JP Morgan in Paris before managing the trading and sovereign debt sales desks in Brussels, São Paulo and London. In 2001, he joined Dexia Banque Privée as customer relationship director and in 2004 joined Groupama, managing its private management business for ten years. Since 1 December 2014, Mr Duverger has been the founding manager of the family office FIDERE.

When appointing, the board of directors considered Mr Eloi Duverger as an independent director based on the criteria set out in the AFEP-MEDEF Code and the internal regulations of the board of directors.

In accordance with the law, you are asked to ratify the appointment of Mr Eloi Duverger as director of the Company to replace Mr Alexandre Vilgrain, who is resigning, for Mr Vilgrain’s remaining term of office, i.e., until the end of the general meeting of shareholders held to approve the financial statements for the year ending 31 December 2017.

2.3	Powers to complete formalities

The fourth resolution is to grant the necessary powers to complete the legal formalities related to the general meeting.

We thank you for demonstrating your confidence in the board of directors by approving all the resolutions submitted to a vote at this general meeting.

ENGLISH LANGUAGE TRANSLATION

FOR INFORMATION PURPOSES ONLY

Appendix 1

Merger Agreement